                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                   Form 11-K
                                   ---------

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


     For the fiscal year ended December 31, 1995

                                      or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from _______________ to ______________


     Commission file number 1-13096



         SANTA FE PACIFIC GOLD CORPORATION RETIREMENT AND SAVINGS PLAN

                       SANTA FE PACIFIC GOLD CORPORATION
                        6200 UPTOWN BLVD. NE, SUITE 400
                             ALBUQUERQUE, NM 87110

                                  SIGNATURES
                                  ----------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                       SANTA FE PACIFIC GOLD CORPORATION
                                       RETIREMENT AND SAVINGS PLAN


           6/25/96                         /s/ D. Frank Bice
- -----------------------------------        ------------------------
Date                                       D. Frank Bice, Chairman
                                           Administration Committee

SANTA FE PACIFIC
GOLD CORPORATION
RETIREMENT AND
SAVINGS PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
DECEMBER 31, 1995

                       SANTA FE PACIFIC GOLD CORPORATION
                          RETIREMENT AND SAVINGS PLAN

- ------------------------------------------------------------------------------

                                     INDEX

                                                                                          PAGE
Report of Independent Accountants                                                          5

Statement of Net Assets Available For Benefits, with Fund Information:
 December 31, 1995                                                                         6
 December 31, 1994                                                                         7

Statement of Changes in Net Assets Available for Benefits, with Fund Information:
 Year Ended December 31, 1995                                                              8

Notes to Financial Statements                                                              9

Supplemental Schedules*:

 Schedule I.  Schedule of Assets Held for Investment Purposes at December 31, 1995
 Schedule II. Schedule of Reportable Transactions for the year ended December 31, 1995


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


June 17, 1996


To the Participants and
Administration Committee of
Santa Fe Pacific Gold Corporation
Retirement and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits, with fund information, and the related statement of changes in net assets available for benefits, with fund information, present fairly, in all material respects, the net assets available for benefits of the Santa Fe Pacific Gold Corporation Retirement and Savings Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                       SANTA FE PACIFIC GOLD CORPORATION
                          RETIREMENT AND SAVINGS PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1995
                                (in thousands)

                                                                                             Vanguard
                        BNSF     SFPGC                         Vanguard            Vanguard   Inter-    Vanguard
                       Common    Common   Vanguard    VMMR       Index    Vanguard   U.S.    national  Investment
                        Stock    Stock   Wellington   Prime    Trust-500  Windsor   Growth    Growth    Contract   Loan
                        Fund      Fund      Fund    Portfolio  Portfolio     II    Portfolio Portfolio    Trust    Fund     Total
                      -------   -------  ---------- ---------  ---------  -------- --------- --------- ---------- -------  -------
Investments, at
 fair value,
 (cost of $30,731):

  Common stocks       $   850   $ 3,337*                                                                                   $ 4,187

  Registered
   investment
   companies                              $ 2,604*   $ 2,596*   $ 3,260*  $ 2,586*  $ 1,808*  $ 1,536                       14,390

  Fixed income
   contracts                                                                                            $12,569*            12,569

  Loans to
   participants                                                                                                   $ 1,916*   1,916
                      -------   -------   -------    -------    -------   -------   -------   -------   -------   -------  -------
    Total investments     850     3,337     2,604      2,596      3,260     2,586     1,808     1,536    12,569     1,916   33,062
                      -------   -------   -------    -------    -------   -------   -------   -------   -------   -------  -------
Receivables:

  Participant
   contributions                     14        17         31         19        15        11        10        73                190

  Loan repayments                     4         6         12          9         5         5         3        40       (84)
                                -------   -------    -------    -------   -------   -------   -------   -------   -------  -------

    Total receivables                18        23         43         28        20        16        13       113       (84)     190
                                -------   -------    -------    -------   -------   -------   -------   -------   -------  -------

Net assets available
 for benefits         $   850   $ 3,355   $ 2,627    $ 2,639    $ 3,288   $ 2,606   $ 1,824   $ 1,549   $12,682   $ 1,832  $33,252
                      =======   =======   =======    =======    =======   =======   =======   =======   =======   =======  =======

* Investment represents 5% or more of net assets available for benefits.

                      See notes to financial statements.

                       SANTA FE PACIFIC GOLD CORPORATION
                          RETIREMENT AND SAVINGS PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1994
                                 (in thousands)

                                                                                             Vanguard
                        SFP      SFPGC                         Vanguard            Vanguard   Inter-    Vanguard
                       Common    Common   Vanguard    VMMR       Index    Vanguard   U.S.    national  Investment
                        Stock    Stock   Wellington   Prime    Trust-500  Windsor   Growth    Growth    Contract    Loan
                        Fund      Fund      Fund    Portfolio  Portfolio     II    Portfolio Portfolio    Trust     Fund    Total
                      -------   -------  ---------- ---------  ---------  -------- --------- --------- ---------- -------  -------
Investments, at
 fair value,
 (cost of $22,515):

  Common stocks       $ 1,718*  $ 1,862*                                                                                   $ 3,580

  Registered
   investment
   companies                              $ 1,324*   $ 1,281*   $ 1,752*  $ 1,448*  $   798   $ 1,471*                       8,074

  Fixed income
   contracts                                                                                            $10,095*            10,095

  Loans to
   participants                                                                                                   $ 1,295*   1,295
                      -------   -------   -------    -------    -------   -------   -------   -------   -------   -------  -------
    Total investments   1,718     1,862     1,324      1,281      1,752     1,448       798     1,471    10,095     1,295   23,044
                      -------   -------   -------    -------    -------   -------   -------   -------   -------   -------  -------

Receivables:

  Participant
   contributions                      7        12         30         14        12         8         9        66                158

  Employer
   contributions                      4         8         22          8         7         4         5        49                107

  Loan repayments                     2         3          6          4         3         2         2        19       (41)
                                -------   -------    -------    -------   -------   -------   -------   -------   -------  -------
    Total receivables                13        23         58         26        22        14        16       134       (41)     265
                                -------   -------    -------    -------   -------   -------   -------   -------   -------  -------
Net assets available
 for benefits         $ 1,718   $ 1,875   $ 1,347    $ 1,339    $ 1,778   $ 1,470   $   812   $ 1,487   $10,229   $ 1,254  $23,309
                      =======   =======   =======    =======    =======   =======   =======   =======   =======   =======  =======

* Investment represents 5% or more of net assets available for benefits.

                      See notes to financial statements.

                       SANTA FE PACIFIC GOLD CORPORATION
                          RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1995
                                 (in thousands)

                                                                                              Vanguard
                         BNSF     SFPGC                         Vanguard            Vanguard   Inter-    Vanguard
                        Common    Common   Vanguard    VMMR       Index    Vanguard   U.S.    national  Investment
                         Stock    Stock   Wellington   Prime    Trust-500  Windsor   Growth    Growth    Contract   Loan
                         Fund      Fund      Fund    Portfolio  Portfolio     II    Portfolio Portfolio    Trust    Fund     Total
                       -------   -------  ---------- ---------  ---------  -------- --------- --------- ---------- -------  -------
Additions to net
 assets attributed to:

  Investment income
   (loss):
    Change in
     unrealized
     appreciation      $   401   $    68   $   371               $   608   $   413   $   265   $   128                      $ 2,254
    Realized gains         778        29        36                    57        63        52        11                        1,026
  Dividends and
   interest                  6        13       113    $   109         67       144        73        40   $   681   $   122    1,368
                       -------   -------   -------    -------    -------   -------   -------   -------   -------   -------  -------
                         1,185       110       520        109        732       620       390       179       681       122    4,648
                       -------   -------   -------    -------    -------   -------   -------   -------   -------   -------  -------
  Contributions:
    Participant                      316       371        765        438       362       245       229     1,763              4,489
    Employer                         191       227        551        232       204       135       132     1,263              2,935
                                 -------   -------    -------    -------   -------   -------   -------   -------   -------  -------
                                     507       598      1,316        670       566       380       361     3,026              7,424
                                 -------   -------    -------    -------   -------   -------   -------   -------   -------  -------
  Participant transfers    359       141       146        124         80       137       100        51       178       (22)   1,294
                       -------   -------   -------    -------    -------   -------   -------   -------   -------   -------  -------

Total additions          1,544       758     1,264      1,549      1,482     1,323       870       591     3,885       100   13,366
                       -------   -------   -------    -------    -------   -------   -------   -------   -------   -------  -------

Deductions from net
 assets attributed to:
  Distributions to
   participants           (742)      (88)     (114)      (240)      (209)     (356)     (242)     (384)     (922)     (126)  (3,423)

  Loans to
   participants, net
   of repayments           (64)      (67)      (53)       (34)       (60)      (31)      (26)       (8)     (261)      604

  Fund exchanges, net   (1,606)      877       183         25        297       200       410      (137)     (249)
                       -------   -------   -------    -------    -------   -------   -------   -------   -------   -------  -------

Total deductions        (2,412)      722        16       (249)        28      (187)      142      (529)   (1,432)      478   (3,423)
                       -------   -------   -------    -------    -------   -------   -------   -------   -------   -------  -------

Increase (decrease) in
 net assets available
 for benefits             (868)    1,480     1,280      1,300      1,510     1,136     1,012        62     2,453       578    9,943

Net assets available
 for benefits:
  Beginning of year      1,718     1,875     1,347      1,339      1,778     1,470       812     1,487    10,229     1,254   23,309
                       -------   -------   -------    -------    -------   -------   -------   -------   -------   -------  -------

  End of year          $   850   $ 3,355   $ 2,627    $ 2,639    $ 3,288   $ 2,606   $ 1,824   $ 1,549   $12,682   $ 1,832  $33,252
                       =======   =======   =======    =======    =======   =======   =======   =======   =======   =======  =======

                      See notes to financial statements.

                       SANTA FE PACIFIC GOLD CORPORATION
                          RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements
- --------------------------------------------------------------------------------


NOTE 1 -  DESCRIPTION OF THE PLAN:
- --------  -----------------------

The following description of the Santa Fe Pacific Gold Corporation Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL. The Plan (formerly called the Santa Fe Pacific Gold Retirement and Savings Plan for Hourly Employees) is a defined contribution plan established on January 1, 1990 for the benefit of Santa Fe Pacific Gold Corporation's (the "Company") full-time hourly employees. The Company's salaried employees participated in a defined contribution plan sponsored by Santa Fe Pacific Corporation ("SFP"), the Company's former parent. The Plan was amended and restated effective July 1, 1994 to allow substantially all salaried and hourly employees to participate upon completion of thirty days of service (the "Participants"). Approximately $12.8 million of assets relating to the Company's salaried employees were transferred into the Plan from the SFP plan as of that date.

ADMINISTRATION. The Plan is sponsored by the Company and administered by the Administration Committee, the members of which are selected by the Company's Board of Directors.

Prior to April 1993, the Plan participated in a master retirement savings trust agreement ("Master Trust") with the Northern Trust Company ("Northern Trust"). Assets of other plans in the Master Trust constituted over 99% of the total Master Trust assets. In April 1993, the investment advisory and recordkeeping responsibilities of the Plan were changed from Northern Trust and Hewitt Associates ("Hewitt"), respectively, to the Vanguard Group, Inc. ("Vanguard"). Vanguard also became Trustee of the Plan assets except with respect to a fixed income contract where Northern Trust and Vanguard acted as concurrent Trustees. On July 1, 1994, assets of the fixed income contract were transferred to the Vanguard Investment Contract Trust. As a result, Vanguard became Trustee of all Plan assets.

CONTRIBUTIONS. Participants may contribute annually up to 12% of their eligible compensation on a pre-tax basis, after-tax basis or combination thereof. All such contributions are made by means of regular payroll deductions. The Company will match 100% of the first 4% of each Participant's pre-tax contributions up to a maximum contribution of $6,000 per year. The Company also provides an Employer Retirement Contribution equal to 2% of pre-tax compensation for eligible hourly employees.

PARTICIPANT ACCOUNTS. Each Participant's account is credited with his or her pre-tax and after-tax contributions, Company's matching contributions, additional retirement contributions, if applicable, and Plan earnings.

                       SANTA FE PACIFIC GOLD CORPORATION
                          RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements
- --------------------------------------------------------------------------------


NOTE 1 -  DESCRIPTION OF THE PLAN: (CONTINUED)
- --------  -----------------------

Participant's are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and additional retirement contributions plus actual earnings thereon is based on years of service. A Participant is 100% vested in these amounts after five years of service.

INVESTMENT OPTIONS. Upon enrollment in the Plan, Participants may direct their contributions along with Company contributions in 10% increments in any of the following investment options:

BNSF Common Stock Fund - This fund, formerly the SFP Common Stock Fund, invests solely in the common stock of BNSF. During 1995, Burlington Northern and Santa Fe Pacific merged and the BNSF Common Stock Fund was formed from SFP Common Stock Fund holdings. The value of the fund will depend primarily on the market price of the common stock and the dividends paid by BNSF. This fund is only available for withdrawals, although dividends can be reinvested in the fund to purchase additional shares.

SFPGC Common Stock Fund - This fund invests solely in the common stock of the Company. The value of the fund will depend primarily on the market price of the common stock and the dividends paid by the Company. All dividends are reinvested in the fund to purchase additional shares.

Vanguard Wellington Fund - This fund invests in bonds and common stocks. The bonds, which generally comprise 30%-40% of the portfolio, are held for relative stability of income and principal, while the common stocks, which generally comprise 60%-70% of the portfolio, are held for potential growth of capital and income.

Vanguard Money Market Reserves ("VMMR") Prime Portfolio - This fund invests in high-quality money market instruments that mature in one year or less. These include negotiable certificates of deposit, bankers' acceptances, commercial paper and other short-term corporate obligations.

Vanguard Index Trust-500 Portfolio - This fund invests in the stocks included in the Standard & Poor's ("S&P") 500 Index in approximately the same proportion as they are represented in the S&P 500 index. The S&P 500 Index is an unmanaged and widely accepted benchmark of the stock market's performance and represents 67% of the total market value of all U.S. common stocks.

Vanguard Windsor II - This fund invests in common stocks that, in the opinion of the fund's investment advisor, are undervalued in the marketplace. These stocks tend to offer above-average income yields and will normally have below-average price-to-earnings ratios and below-average price-to-book value ratios relative to the stock market in general.

                       SANTA FE PACIFIC GOLD CORPORATION
                          RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements
- --------------------------------------------------------------------------------


NOTE 1 -  DESCRIPTION OF THE PLAN: (CONTINUED)
- --------  -----------------------

Vanguard U.S. Growth Portfolio - This fund invests primarily in the common stocks of seasoned U.S. companies whose prospects for growth are believed to be favorable. Such companies tend to have exceptional records, strong market positions, good financial strength and low sensitivity to changing economic conditions.

Vanguard International Growth Portfolio - This fund diversely invests in common stocks of seasoned companies located outside the United States with above-average growth potential in an attempt to provide long-term capital appreciation.

Vanguard Investment Contract Trust - This fund invests primarily in investment contracts issued by insurance companies, commercial banks, and other similar types of fixed principal investments.

PARTICIPANT LOANS. The Plan allows participants to borrow up to 50% of their vested account balance up to a maximum of $50,000. Interest is based on the higher of the blended fixed interest rate for the Vanguard Investment Contract Trust or the prime rate plus 1% on the first day of the quarter in which the loan is made. Loans are repaid by payroll deduction and interest is credited to the Participant's accounts. The loans are secured by the Participant's entire interest in the Plan.

PAYMENT OF BENEFITS. On termination of service, a Participant may elect to receive either a lump-sum amount equal to the value of the vested interest in his or her account or on an installment basis as described in the Plan.

FORFEITED ACCOUNTS. At December 31, 1995, forfeited balances of terminated participants' unvested accounts approximated $284,000 and will be used to reduce future Company contributions. During 1995, Company contributions were not reduced with forfeited unvested accounts.

PLAN AMENDMENT ON TERMINATION. The Plan may be amended at any time; however, no such amendment may adversely affect the rights of Participants in the Plan with respect to contributions made prior to the date of the amendment. Company matching contributions may be discontinued and participation by the Company in the Plan may be terminated at any time. In the event the Plan is terminated, each Participant will receive the full amount of Plan assets in his account.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution plans. Since the Plan provides for an individual account for each participant and for benefits based solely on the amount contributed to the Participant's account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

                       SANTA FE PACIFIC GOLD CORPORATION
                          RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements
- --------------------------------------------------------------------------------


NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
- --------  ------------------------------------------

The Plan's financial statements have been prepared on the accrual basis of accounting and are reported in accordance with requirements of ERISA.

VALUATION OF INVESTMENTS. Investments in registered investment companies are valued at the quoted net asset value of the respective fund. Investments in common stocks are valued at quoted market prices. Investments in fixed income contracts are valued at contract value which includes accrued interest. Loans to participants are valued at the unpaid balance.

RECOGNITION OF INCOME. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Realized gains (losses) on investment sales are recorded as follows: for investments held at the beginning of the year - the difference between net proceeds received and the related current value at the beginning of the year and for investments acquired during the year - the difference between net proceeds received and the related average acquisition cost. Unrealized gains (losses) are recorded based on the difference between the current value of investments at the end of the year and their current value at the beginning of the year, or average acquisition cost for investments acquired during the year.

BENEFITS PAYABLE. Guidance for accounting and disclosure by employee benefit plans requires plans to disclose benefits payable rather than record them as a liability. Benefits payable approximated $374,000 and $243,000 at December 31, 1995 and 1994, respectively. This treatment results in a difference between the Plan's Form 5500 and these financial statements.

ADMINISTRATIVE EXPENSES. All administrative expenses of the Plan are paid by the Company. Investment advisory fees for management of the investment funds are paid directly from fund earnings based on a percentage of the market value of the respective funds.


NOTE 3 -  RELATED PARTY TRANSACTIONS:
- --------  --------------------------

During the year ended December 31, 1995; 366,722 shares of the Company's common stock were purchased in the SFPGC Common Stock Fund at an aggregate purchase price of $2,356,000 while 135,802 shares of the Company's common stock were sold at an aggregate sales price of $978,000.

Certain plan investments represent shares of mutual funds managed by Vanguard, the Plan's Trustee. Accordingly, the purchase and sale of such shares represent party-in-interest transactions. Such transactions are exempt under ERISA.

                       SANTA FE PACIFIC GOLD CORPORATION
                          RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements
- --------------------------------------------------------------------------------


NOTE 4 - TAX STATUS:
- -------------------

The Internal Revenue Service has informed the Company by a letter dated January 30, 1996, that the Plan, as amended, was a qualified plan under section 401(a) and (k) of the Internal Revenue Code. The Company believes that the Plan continues to fulfill the requirements of a qualified plan. Accordingly, a provision for federal or state income taxes has not been made in the accompanying financial statements.


NOTE 5 - REALIZED GAINS:
- -----------------------

Realized gains on investment transactions during the year ended December 31, 1995 are as follows:

                                                     Sales         Carrying          Realized
                                                    Proceeds        Value             Gains
                                                    --------       --------          --------
                                                                (in thousands)
Common Stock:
 Burlington Northern Santa Fe Corporation             $2,413        $1,635            $ 778
 Santa Fe Pacific Gold Corporation                       978           949               29

Registered Investment Companies:
 Vanguard Wellington Fund                                355           319               36
 Vanguard Money Market Reserves-Prime Portfolio          935           935
 Vanguard Index Trust-500 Portfolio                      527           470               57
 Vanguard Windsor II                                     545           482               63
 Vanguard U.S. Growth Portfolio                          449           397               52
 Vanguard International Growth Portfolio                 719           708               11

Fixed Income Contracts:
 Vanguard Investment Contract Trust                    2,734         2,734
                                                      ------        ------           ------
                                                      $9,655        $8,629           $1,026
                                                      ======        ======           ======


                       SANTA FE PACIFIC GOLD CORPORATION
                          RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements
- --------------------------------------------------------------------------------

NOTE 6 - CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION):
- ----------------------------------------------------------

The change in unrealized appreciation (depreciation) during the year ended December 31, 1995 is comprised of the following:

                                                      December 31,    December 31,
                                                          1995            1994         Change
                                                      ------------   --------------    ------
                                                                     (in thousands)
Common Stock:
 Burlington Northern Santa Fe Corporation             $   401        $(1,482)          $1,883
 Santa Fe Pacific Gold Corporation                         67           (401)             468

Registered Investment Companies:
 Vanguard Wellington Fund                                 371            (25)             396
 Vanguard Money Market Reserves-Prime Portfolio
 Vanguard Index Trust-500 Portfolio                       608             25              583
 Vanguard Windsor II                                      413            (78)             491
 Vanguard U.S. Growth Portfolio                           266             24              242
 Vanguard International Growth Portfolio                  128            (31)             159

Fixed Income Contracts:
 Vanguard Investment Contract Trust
                                                       ------        --------          ------
                                                       $2,254        $(1,968)          $4,222
                                                       ======        ========          ======

NOTE 7 - PARTICIPATION IN THE PLAN:
- ----------------------------------

The following is a summary of the number of Participants invested in the investment options offered by the Plan as of December 31, 1995:

BNSF Common Stock Fund                                 261
SFPGC Common Stock Fund                                789
Vanguard Wellington Fund                               494
VMMR Prime Portfolio                                   690
Vanguard Index Trust-500 Portfolio                     509
Vanguard Windsor II                                    476
Vanguard U.S. Growth Portfolio                         378
Vanguard International Growth Portfolio                350
Vanguard Investment Contract Trust                   1,097
Loan Fund                                              524

                                                                      SCHEDULE I

                       SANTA FE PACIFIC GOLD CORPORATION
                          RETIREMENT AND SAVINGS PLAN
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1995
                                (in thousands)

                                                                    Description of
                                                                      Investment,
                                                                  Including  Maturity
                                                                     Date, Rate of
Principal                                                        Interest, Collateral,
Amount  or        Identity of Issue, Borrower, Lessor               Par or Maturity          Historical    Current
  Shares                   or Similar Party                              Value                  Cost        Value
 ----------       -----------------------------------            ---------------------       ----------    -------
         40       Burlington Northern Santa Fe                   Common Stock                $   257       $   850

        476       Santa Fe Pacific Gold Corporation*             Common Stock                  3,335         3,337

        107       Vanguard Wellington Fund* #                    Mutual Fund                   2,255         2,604

      2,596       Vanguard Money Market Reserves-Prime
                    Portfolio* #                                 Mutual Fund                   2,596         2,596

         57       Vanguard Index Trust-500 Portfolio* #          Mutual Fund                   2,632         3,260

        125       Vanguard Windsor II* #                         Mutual Fund                   2,231         2,586

         89       Vanguard U.S. Growth Portfolio* #              Mutual Fund                   1,524         1,808

        102       Vanguard International Growth Portfolio #      Mutual Fund                   1,416         1,536

     12,569       Vanguard Investment Contract Trust* #          Fixed Income
                                                                   Contract                   12,569        12,569

                  Loans to Participants*                         7.0% - 10.0%
                                                              Through 12/31/2010               1,916         1,916
                                                                                             -------       -------

                  TOTAL                                                                      $30,731       $33,062
                                                                                             =======       =======



                  * Investment represents five percent or more of net assets available for benefits.

                  #  Represents a party-in-interest.

                                                                     SCHEDULE II

         SANTA FE PACIFIC GOLD CORPORATION RETIREMENT AND SAVINGS PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS*
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                 (in thousands)




                                 Description of Investment
Identity of Issue, Borrower,    Including Rate of Interest,       Purchase     Selling    Cost of     Current Value on     Net
  Lessor, or Similar Party            Maturity Value               Price        Price      Asset      Transaction Date     Gain
- ----------------------------    ---------------------------       --------     -------    -------     ----------------     ----
Burlington Northern Santa       Common Stock                        $  365                 $  365             $  365
  Fe Pacific                                                                   $2,413       1,635              1,635       $778

Santa Fe Pacific Gold           Common Stock                         2,356                  2,356              2,356
  Corporation                                                                     978         949                949         29

Vanguard Wellington Fund #      Mutual Fund                          1,229                  1,229              1,229
                                                                                  355         319                319         36

Vanguard Money Market           Mutual Fund                          2,250                  2,250              2,250
  Reserves-Prime Portfolio #                                                      935         935                935

Vanguard Index Trust-500        Mutual Fund                          1,371                  1,371              1,371         57
  Portfolio #                                                                     527         470                470         57

Vanguard Windsor II #           Mutual Fund                          1,206                  1,206              1,206         63
                                                                                  545         482                482         63

Vanguard US Growth              Mutual Fund                          1,141        449         397                397         52
  Portfolio #

Vanguard International          Mutual Fund                            644        719                            708         11
  Growth Portfolio #

Vanguard Investment Contract    Fixed Income                         5,208      5,208       5,208              5,208
  Trust #                         Contract                                      2,734       2,734              2,734

  * Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of January 1, 1995 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

  # Represents a party-in-interest.

                      CONSENT OF INDEPENDENT ACCOUNTANTS


June 25, 1996


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 No. 33-84674 of Santa Fe Pacific Gold Corporation of our report dated June 17, 1996 appearing on page 5 of this Form 11-K.


/s/PRICE WATERHOUSE LLP
- -----------------------
   Price Waterhouse